UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated January 2, 2009
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
The following documents are being submitted herewith:
•	Press Release dated December 1, 2008.

•	Press Release dated December 4, 2008.

•	Press Release dated December 18, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: January 2, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Inc. to Webcast 2009 Guidance Conference Call
CALGARY, Alberta, December 1, 2008 — Enbridge Inc. will host a webcast conference call to discuss its 2009 Guidance as follows:

Event:	Enbridge Inc. 2009 Guidance Conference Call

Date:	Wednesday, December 3, 2008

Time:	12:30 p.m. Mountain Standard Time / 2:30 p.m. Eastern Standard Time
Within North America, the toll-free call in number is 1-888-203-2528. Interested parties outside North America can call in to +617-213-8847. The access code is 53091136. To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.
The webcast replay will be available at toll-free 1-888-286-8010 or +617-801-6888. The access code for the replay is 71223323.
The conference call will cover the Company’s 2009 Guidance and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. The Company also has a growing involvement in the natural gas transmission and midstream businesses and is involved in international energy projects. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides natural gas to customers in Ontario, Quebec, New Brunswick and New York State. The Company employs approximately 5,700 people, primarily in Canada, the U.S. and South America. Additional information about Enbridge Inc. is available on the company’s website at www.enbridge.com.
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. — Media	Enbridge Inc. — Investment Community
Jennifer Varey	Vern Yu
(403) 508-6563	(403) 231-3946
Email: jennifer.varey@enbridge.com	Email: vern.yu@enbridge.com
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor

NEWS RELEASE
Enbridge to present at the Wachovia Pipeline and MLP Symposium
CALGARY, Alberta, December 4, 2008 — J. Richard Bird, Executive Vice President, Chief Financial Officer & Corporate Development, will be presenting at the 7th Annual Wachovia Pipeline and MLP Symposium in New York, New York on Tuesday, December 9, 2008 at 8:15 am ET.
To listen to the audiocast and view the presentation, please visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/investor/presentations-calendar.php
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,700 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
For further information, contact:
Vern Yu
Enbridge Investor Relations
(403) 231-3946
Email: vern.yu@enbridge.com

NEWS RELEASE
Enbridge Gas Distribution Adjusts Prices
TORONTO, December 18, 2008 — Enbridge Gas Distribution, a regulated utility, announced today that it has received approval from the Ontario Energy Board (OEB) for its January 1, 2009 rates. The changes are due to a decrease in North American natural gas prices.
For typical residential customers* who buy their gas supply from Enbridge Gas Distribution, the changes will result in a decrease of about $107 annually. There is also a Gas Cost Adjustment Refund.
Residential customers who purchase their natural gas from a marketer will see their bill decrease by about $3.40 annually due to a decrease in delivery costs. The Gas Supply Charge for these customers will depend on their contracts with their marketers.
The Gas Supply Charge has decreased to about 30.4 cents per cubic metre (¢/m 3) from 33.8 ¢/m 3. Enbridge Gas Distribution does not earn a profit on the price of natural gas. Customers who purchase their gas supply from Enbridge Gas Distribution pay the same price that the Company pays to purchase the natural gas in the North American market. Market prices are usually reviewed every three months and, if prices have gone up or down, Enbridge applies to the OEB for an adjustment to its prices to reflect the changes.
There is a Gas Cost Adjustment Refund of 1.2 ¢/m 3 for the period from January 1, 2009 to December 31, 2009. This results in a refund of about $37 during the next twelve months for typical residential customers who buy their natural gas from Enbridge Gas Distribution.
Gas supply costs are passed through to customers without any mark-up. Enbridge Gas Distribution earns an OEB-approved regulated rate of return, or profit, on the distribution of natural gas.
Customers are encouraged to visit the online Winter Information Centre at www.enbridgegas.com/winterinfo for information about managing energy costs this winter. Customers can sign up for the Budget Billing Plan; learn about Enbridge’s support of low-income households through Winter Warmth and other programs; and find energy tips and rebates that can help reduce energy use and save money.
Natural gas remains the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average 40 per cent less expensive than electricity and 38 per cent less expensive than oil.**

Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution. As a distributor of energy, Enbridge owns and operates distribution services in Ontario, which distributes natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec.

Please see the attached backgrounder for more information about Enbridge Gas Distribution prices.
*   A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.
**   Based on a five-year rolling average from February 2004 to January 2009. Natural gas prices based on Enbridge Gas Distribution’s January 2009 Rate Adjustment. Electricity prices based on Toronto Hydro rates that went into effect November 2008 and are approved by the Ontario Energy Board. Oil prices are based on rates as of October 2008. The calculations are done on an energy equivalent basis. Estimates do not include taxes or any rental or financing costs.
Media contact:
Lisa McCarney-Warus
Tel: (416) 495-5662
lisa.mccarney@enbridge.com